788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 15-307
Nov 2, 2015

Platinum Group Metals to Drawdown US $40 million Sprott
Facility and enters into New Financing for US $40 million,
Subject to Shareholder and Regulatory Approval

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that it has delivered notice to Sprott Resource Lending Partnership (“Sprott”) for the drawdown of a US $40 million working capital facility executed in February, 2015 (the “Sprott Facility”). The Company has also entered into agreements with its largest shareholder Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”) for a further US $40 million loan facility, subject to regulatory and disinterested shareholder approval and Waterberg Project partner approval.

These financings are planned to allow the Company to complete its ramp-up at the WBJV Project 1 platinum mine (“Project 1”) and for general working capital. Cold commissioning of the plant is in process and platinum and palladium concentrate production is set to commence in the weeks ahead. First concentrate delivery to Anglo Platinum’s Waterval smelter at Rustenburg is planned for January 2016. Underground development is ongoing.

R. Michael Jones, CEO and Co-founder of Platinum Group said, “We are pleased to finalize these arrangements and we will be looking for prompt approval by regulators and shareholders. These important financing steps avoid the equity market and allow our team to focus on the commencement of production and ramp up”.

Platinum Group has delivered the construction and development of Project 1 within the updated budget and schedule. At planned steady state production in 2018 Project 1 is expected to be one of the lower cost conventional PGM mines in South Africa with an expected cash cost of approximately US $625 per 4E ounce (see July 15, 2015 press release – Project Update and Third Quarter Results).

The Company continues to work on growth at the large Waterberg Project, funded by the Japan Oil, Gas and Metals National Corporation, with continued drilling, resource modelling, mine design, metallurgy and infrastructure planning all underway. Exploration to expand and further delineate Waterberg is ongoing. Waterberg is dominantly a palladium deposit with associated platinum, gold, copper and nickel. An update on drilling and engineering at Waterberg is planned shortly.

US $40 Million Additional Loan with Production Payment

LMM and the Company have entered in to a second lien credit agreement with respect to a US $40 million loan to the Company (the “LMM Loan”).

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The interest rate on the LMM Loan is 9.5% over LIBOR and the Company estimates that the total amount of interest payable would be approximately US $17,723,118 (based on an undiscounted aggregate of all interest payable to December 31, 2020 based on current LIBOR). Interest payments on the LMM Loan will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal and capitalized interest is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the facility.

In consideration for the advancement of, and pursuant to, the LMM Loan, the Company has granted to LMM a production payment right, as described below. If the Company exercises its right to buy back a portion of the production payment, then the LMM Loan payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

Under the LMM Loan, the Company will provide a subordinated pledge of 100% of the shares of Platinum Group Metals RSA Pty Ltd. (“PTM RSA”), its wholly owned South African subsidiary. The LMM Loan will be subordinated to the Sprott Facility and scheduled to be repaid after Sprott.

The Company is in process to make an application to the South African Reserve Bank (“SARB”) for the approval of a guarantee provided by PTM RSA against the cash component of the LMM Loan. This approval is required for the advance of the LMM Loan. Events of default under the Sprott Facility are also treated as events of default under the LMM Loan, and vice versa.

The drawdown of the Sprott Facility for US $40 million is contingent on the closing of LMM Loan as outlined here-in, or alternative funding being available, so that the Company has the estimated financial resources to complete its planned ramp-up of Project 1 during 2016.

Sprott, in first lien position, has agreed to amend its original terms and enter into an inter-creditor agreement to allow for the second lien position for LMM as outlined herein. The Sprott Facility is to be re-paid during 2017 (see the terms and conditions of the Sprott Facility in the Company’s news release dated February 16, 2015). The Company, Sprott and LMM worked co-operatively and positively on an arms-length basis to complete the arrangements.

Pursuant to the LMM Loan, and subject to regulatory and disinterested shareholder approval, Platinum Group Metals Ltd. (Canada) has entered into a life of mine Production Payment Agreement (“PPA”) with LMM granted in consideration of the LMM Loan and in exchange for agreeing to a second secured position at the interest rate provided under the LMM Loan. Under the PPA, the Company agrees to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Project 1 platinum and palladium mine (the “Production Payment”).

The Company has also agreed to make an application to the SARB for approval of a guarantee provided by PTM RSA against the PPA component of the LMM Loan, but neither the LMM Loan nor the PPA is contingent upon receipt of such approval. The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US $17.5 million until January 1, 2019 and then for US $20 million until December 31, 2021.

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An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Loan is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA will be secured with the second lien position of the LMM Loan until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Loan, subject to certain rights granted to LMM under the PPA.

The funding of the LMM Loan, and therefore all of the financing package, is conditional upon SARB approval of the cash component of the LMM Loan and other conditions. SARB approval of the similar Sprott Facility was received in the normal course. The conditions for all of the agreements to close are planned to be completed in approximately 10 to 15 business days, but in any event before November 30, 2015.

Upon delivery of written notice of borrowing to LMM (“LMM Notice”), LMM is to be paid a drawdown fee of US $800,000 (being 2% of the LMM Loan) payable in common shares of the Company (the “LMM Shares”) issued at a deemed price equal to the volume weighted average trading price of the common shares on the Toronto Stock Exchange (the “TSX”) for the ten trading days immediately prior to the date of the LMM Notice, subject to a maximum of 4 million LMM Shares and applicable stock exchange requirements and approvals. The LMM Shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and will also be subject to re-sale restrictions under applicable securities laws in the United States.

The board of directors of the Company formed an independent committee (the “IC”) comprised of independent directors to undertake a comprehensive review with respect to the LMM Loan, the PPA and the LMM Shares (collectively, the “LMM Transaction”) and to evaluate the fairness and commercial reasonableness of the LMM Transaction. The audit committee (the “AC” and together with the IC, the “Committees”) of the Company also undertook a comprehensive review of the LMM Transaction in accordance with the terms of the Company’s Audit Committee Charter which requires the AC to review and oversee all related party transactions. After careful consideration, the Committees determined that the LMM Transaction is fair and in the best interests of the Company and its shareholders at this time, the terms are commercially reasonable and the Committees unanimously recommended the approval of the LMM Transaction to the Company’s board of directors, who in turn have unanimously approved the LMM Transaction.

Canadian Regulatory Requirements

A summary of the terms and conditions of the LMM Loan and the PPA, prepared by the Company for TSX filings purposes, may be found under the Company’s profile at www.sedar.com as filed on today’s date.

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The LMM Transaction is subject to the following Canadian regulatory requirements:

TSX Requirements

The LMM Transaction is subject to TSX approval. The TSX Company Manual (the “Manual”) requires shareholder approval from disinterested shareholders because the LMM Transaction provides for consideration to an “insider” (as defined in the Manual) that exceeds 10% of the market capitalization of Company (LMM owns 145,854,411 common shares of the Company). As a result, the Company will be seeking shareholder approval from 50% plus 1 of its disinterested shareholders (excluding all of the common shares held by LMM) by way of written consents from such shareholders for the LMM Transaction in accordance with section 604(d) of the Manual.

The Company’s management and its board of directors unanimously recommend that disinterested shareholders confirm their support for the LMM Transaction so that the Company is able to complete its modeled Project 1 start-up.

As the number of LMM Shares issuable can only be determined following the Company’s written notice of borrowing to LMM, the Company is not able to calculate the exact number of LMM Shares issuable to LMM at this time. Assuming a share price based on the closing price of the Company’s common shares on the TSX on November 2, 2015 (being the date of announcement of the LMM Transaction), LMM would be entitled to receive 3,174,603 LMM Shares, resulting in LMM holding approximately 19.30% of the Company’s common shares on a non-diluted basis (and approximately 18.62% of on a fully-diluted basis), based on an exchange rate of CDN $1.00 = US $0.7637.

MI 61-101 Requirements

Since LMM holds approximately 18.97% of the issued and outstanding shares of the Company, LMM is a “related party” (as defined by Multilateral Instrument 61-101 –

Protection of Minority Securityholders in Special Transactions (“MI 61-101”) which results in the LMM Transaction being a “related party transaction” (as defined by MI 61-101). MI 61-101 requires a formal evaluation and minority shareholder approval for related party transactions, unless exempted. The Company is relying on the following exemptions from both the formal valuation requirement and the minority shareholder approval requirement pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the board of directors of the Company have determined, acting in good faith, that neither the fair market value of the subject matter of, nor the fair market value of the consideration for the LMM Transaction exceeds 25 per cent of the Company’s market capitalization, calculated in accordance with MI 61-101. As of October 31, 2015, the market capitalization of the Company in accordance with MI 61-101 was CDN $275,666,076 (25% of that being CDN $68,916,519) or US $210,719,149 (25% of that being $52,679,787), based on an exchange rate of CDN $1.00 = US $0.7644.

The Company intends to close the LMM transactions as soon as possible after all necessary approvals have been received and considers this reasonable and necessary to complete its ramp-up at Project 1.

United States Regulatory Requirements

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The issuance of the LMM Shares is subject to the prior approval of the NYSE MKT.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum mine, to production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President & CEO

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the LLM Loan and the Sprott Facility and the use of proceeds thereof, the potential receipt of shareholder, Waterberg partner and regulatory approvals; the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; and the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, the time required to meet certain closing conditions, the closing of the LMM Loan, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in obtaining the requisite shareholder or regulatory approvals or satisfying the other conditions to signing or funding of the LMM Loan or the amended Sprott Facility; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; that the Company may be unsuccessful in satisfying the conditions to drawdown under the Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.